Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Landcadia Holdings II, Inc. (the “Company”) on Form S-1, of our report dated March 15, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Landcadia Holdings II, Inc. as of February 28, 2019, December 31, 2018 and 2017, and for the period January 1, 2019 through February 28, 2019 and for each of the two years in the period ended December 31, 2018, appearing in the Registration Statement on Form S-1, as filed (File No. 333-230946), of Landcadia Holdings II, Inc.

/s/ Marcum llp

Marcum llp

New York, NY

May 6, 2019